# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Water Solutions, Inc., CIK 0001865187
CUSIP: 04041L106
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 400, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049094

## Reporting persons
- Gable S Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 502,910; sole dispositive power 0; shared dispositive power 502,910; aggregate amount beneficially owned 502,910 (4.5% of the class)
- Scott Sherman A: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 502,910; sole dispositive power 0; shared dispositive power 502,910; aggregate amount beneficially owned 502,910 (4.5% of the class)
  Comment: Gable directly holds 502,910 shares of Class A Common Stock of the Issuer. Mr. Scott is the President and sole owner of, and may be deemed to beneficially own securities owned by, Gable.
  The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock.

## Item 1. Issuer
Name of issuer: Aris Water Solutions, Inc.
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 400, HOUSTON, TEXAS, 77024

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Gable S Corporation, a Delaware corporation ("Gable") and Sherman A. Scott ("Mr. Scott"). Mr. Scott is the President and sole owner of, and may be deemed to beneficially own securities owned by, Gable.

Gable and Mr. Scott are referred to together as the "Reporting Persons".

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business and principal office is PO Box 129, Broussard, LA 70518. The address of Mr. Scott is PO Box 364, Dodge TX 77334.
Citizenship:
Gable is a Delaware Corporation.
Mr. Scott is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Gable is the beneficial owner of 502,910 shares of Class A Common Stock.
(ii) Mr. Scott is the beneficial owner of 502,910 shares of Class A Common Stock.
Percent of class:
(i) Gable - 4.5% and
(ii) Mr. Scott - 4.5%
Sole power to vote or to direct the vote:
(i) 0 shares of Class A Common Stock for Gable; and
(ii) 0 shares of Class A Common Stock for Mr. Scott
Shared power to vote or to direct the vote:
(i) 502,910 shares of Class A Common Stock for Gable; and
(ii) 502,910 shares of Class A Common Stock for Mr. Scott
Sole power to dispose or to direct the disposition:
(i) 0 shares of Class A Common Stock for Gable; and
(ii) 0 shares of Class A Common Stock for Mr. Scott
Shared power to dispose or to direct the disposition:
(i) 502,910 shares of Class A Common Stock for Gable; and
(ii) 502,910 shares of Class A Common Stock for Mr. Scott

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement among the Reporting Persons, dated as of December 20, 2024.

Note Regarding Timeliness of Filing:
This filing is being made late due to an inadvertent oversight. The reporting person(s) has taken steps to correct the omission promptly upon discovery and to ensure future compliance with SEC filing requirements.

## Signatures
- Gable S Corp: Vanessa Derouen, Treasurer (06/06/2025)
- Scott Sherman A: Sherman A. Scott, Sherman A. Scott (06/06/2025)